Exhibit 99.119

July 13, 2020

British Columbia Securities Commission

We refer to the prospectus supplement dated July 13, 2020 to the short form base shelf prospectus dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus of mCloud Technologies Corp. (the company) dated April 28, 2020 (the prospectus supplement) relating to the qualification of units of the company.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated September 20, 2018 to the shareholders of Autopro Automation Consultants Ltd. on the following consolidated financial statements:

•	consolidated balance sheet as at July 31, 2018;
•	consolidated statements of income and retained earnings, and cash flows for the year ended July 30, 2018;
•	related notes, which comprise a summary of significant accounting policies and other explanatory information.

We report that we have read the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Chartered Professional Accountants